MADECO S.A.

MADECO

FOR IMMEDIATE RELEASE

MADECO ANNOUNCES INTENT TO DELIST
FROM NYSE AND TERMINATE ITS ADR PROGRAM
IN THE UNITED STATES

(Santiago, Chile, June 23, 2009) Madeco S.A. ("Madeco" or the "Company") (NYSE ticker: MAD) announced that its Board of Directors at its meeting yesterday resolved to voluntarily delist the Company's ADSs from the New York Stock Exchange (the "NYSE"), terminate its ADR program with the Bank of New York Mellon, as depositary and eventually deregister with the Securities and Exchange Commission (the "SEC").

The Board's rationale for terminating the ADR program and delisting from the NYSE is based on a number of factors, the most important being:

- Currently, only a small percentage of Madeco's outstanding shares are held by ADR shareholders;
- Madeco is seeking to reduce its operating expenses.

Madeco's common stock will continue to trade on the Santiago Stock Exchange, the Bolsa de Valores de Valparaiso and the Bolsa Electronica de Chile.

The Company is working with the NYSE and the Bank of New York Mellon to create a timeline for the delisting and termination. Madeco will issue a press release when the timeline is finalized.

Upon termination of the ADR program, if the Company can certify that there are fewer than 300 U.S. security holders, the Company intends to deregister and terminate its reporting obligations.

Notwithstanding the termination of the ADR program and delisting from the NYSE, Madeco will continue to comply with SEC reporting requirements until its securities are deregistered .

For further information contact:
Jose Luis Valdes M.
Head of Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1158
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl



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Madeco *formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl*

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in Company's strategy, or in capital spending, or reflect the occurrence of unanticipated events.

CRISTIÁN MONTES LAHAYE
Chief Executive Officer
MADECO S.A.